Free Writing Prospectus

Filed Pursuant to Rule 433

Related to the Preliminary Prospectus, dated December 6, 2013

Registration Statement No. 333-192246

December 11, 2013

26,100,000 Common Shares

Company increases size of its Initial Public Offering

from 15,500,000 Common Shares to 26,100,000 Common Shares.

This free writing prospectus relates to the offering of 26,100,000 common shares of Scorpio Bulkers Inc. (the “Company”), and should be read together with the preliminary prospectus dated December 6, 2013 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form F-1 (Commission File No. 333-192246) (the “Registration Statement”) which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1587264/000119312513464234/d624390df1a.htm .

The changes to the Preliminary Prospectus included in Amendment No. 3 to the Registration Statement include the following:

•	The total number of shares being offering by the Company has been increased from 15,500,000 (17,825,000 if the underwriters exercise their over-allotment option in full) to 26,100,000 (30,015,000 if the underwriters exercise their over-allotment option in full).

•	The expected net proceeds to the Company of this offering will increase from approximately $138.9 million (approximately $160.0 million if the underwriters’ over-allotment option is exercised in full), to approximately $238.7 million (approximately $274.7 million if the underwriters’ over-allotment option is exercised in full), in each case after deducting underwriting discounts and commissions and estimated expenses payable by the Company, based on an assumed initial public offering price of $9.90 per share (the closing price of our common shares on the Norwegian OTC List on December 6, 2013 based upon the Bloomberg Composite Rate of NOK6.16465 per $1.00 in effect on that date).

Annex I to this Free Writing Prospectus sets forth certain other changes to the Preliminary Prospectus filed as part of Amendment No. 3 to the Registration Statement on December 6, 2013.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting. Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2386, telephone (800) 503-4611 or email: prospectus.cpdg@db.com; and Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, 1B, New York, NY 10010, telephone: 1-800-221-1037 or email: newyork.prospectus@credit-suisse.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Annex I

THE OFFERING

Issuer	Scorpio Bulkers Inc., a corporation formed under the laws of the Republic of the Marshall Islands.

Common shares offered	26,100,000 common shares (30,015,000 common shares, if the underwriters exercise their over-allotment option in full).

Common shares outstanding immediately after the offering[1]	127,495,411 common shares (131,410,411 common shares, if the underwriters exercise their over-allotment option in full).

Use of proceeds	We estimate that we will receive net proceeds of approximately $238.7 million from this offering (approximately $274.7 million if the underwriters’ over-allotment option is exercised in full), in each case after deducting underwriting discounts and commissions and estimated expenses payable by us. These estimates are based on an assumed initial public offering price of $9.90 per share (the closing price of our common shares on the Norwegian OTC List on December 6, 2013 based upon the Bloomberg Composite Rate of NOK6.16465 per $1.00 in effect on that date).

We intend to use all of the net proceeds of this offering to fund newbuilding vessel capital expenditures.

[1]	Based on 101,395,411 shares outstanding and excludes (i) 31,250 common shares issuable to SSH as payment, in part, for its services under the Administrative Services Agreement in connection with the delivery of each of the first 17 vessels in our Initial Fleet, 25,811 common shares in connection with the delivery of each of the next nine vessels in our Initial Fleet, 25,633 common shares in connection with the delivery of each of the next ten vessels in our Initial Fleet, 26,419 common shares to SSH as payment related to each of the next four Kamsarmax vessels in our Initial Fleet; 26,185 common shares to SSH as payment related to each of the next three Capesize vessels in our Initial Fleet; 26,197 common shares to SSH as payment related to each of the next two vessels in our Initial Fleet, and 26,396 common shares to SSH as payment related to each of the next seven vessels in our Initial Fleet and (ii) the remaining 707,021 common shares issuable under our Equity Incentive Plan.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $238.7 million from this offering (approximately $274.2 million if the underwriters’ over-allotment option is exercised in full), in each case after deducting underwriting discounts and commissions and estimated expenses payable by us. These estimates are based on an assumed initial public offering price of $9.90 per share (the closing price of our common shares on the Norwegian OTC List on December 6, 2013 based upon the Bloomberg Composite Rate of NOK6.16465 per $1.00 in effect on that date).

We intend to use all of the net proceeds of this offering to fund newbuilding vessel capital expenditures.

Our current contractual newbuilding program commitments are approximately $1,338.9 million, of which, after the application of the net proceeds of this offering, available cash and amounts available under our Proposed Senior Secured Credit Facility, we will need to raise an additional $199.6 million. Depending on prevailing market conditions, we intend to fund the additional capital needs through borrowing under additional secured credit facilities that we may enter into, the net proceeds from future equity offerings and cash from the operations of our Initial Fleet.

A $1.00 increase or decrease in the assumed initial public offering price of $9.90 per common share would cause the net proceeds from this offering, after deducting the estimated underwriting discount and commissions and offering expenses payable by us, to increase or decrease, respectively, by approximately $24.3 million. In addition, we may also increase or decrease the number of common shares we are offering. Each increase of 1.0 million common shares offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $10.90 per common share, would increase net proceeds to us from this offering by approximately $34.4 million. Similarly, each decrease of 1.0 million common shares offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $8.90 per common share, would decrease the net proceeds to us from this offering by approximately $32.6 million.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, restricted cash and consolidated capitalization:

•	on an actual basis, as of September 30, 2013;

•	on an as adjusted basis, to give effect to (i) the receipt in October 2013 of $288.8 million of net proceeds from a Norwegian private placement of 33,400,000 common shares in September 2013, and the receipt of an additional $291.0 million of net proceeds from an additional Norwegian private placement of 32,590,411 common shares completed in October 2013; and (ii) the aggregate payment of $181.5 million relating to initial deposits for 27 newbuilding contracts paid after September 30, 2013; and

•	on an as further adjusted basis to give effect to the issuance of 26,100,000 common shares in this offering at an assumed initial public offering price of $9.90 per share (the closing price of our common shares on the Norwegian OTC List on December 6, 2013 based upon the Bloomberg Composite Rate of NOK6.16465 per $1.00 in effect on that date).

There have been no significant changes to our capitalization since September 30, 2013, as so adjusted. The information set forth in the table assumes no exercise of the underwriters’ over-allotment option. Please read “Risk Factors” beginning on page 19 for a more complete discussion of risks and uncertainties that should be considered before investing in our common shares. You should read this capitalization table together with the section of this prospectus entitled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2013
	Actual	As Adjusted	As Further Adjusted
	($ dollars in thousands)
Cash:
Cash and cash equivalents	$173,043	$571,383	$810,086
Restricted cash	—	—	—

Total Cash	173,043	571,383	$810,086

Debt(1)	—	—	—

Total debt	—	—	—
Shareholders’ equity(2):
Common Stock, $0.01 par value per share; authorized 450,000,000 common shares; shares issued and outstanding at September 30, 2013: Actual—67,425,000 common shares, as adjusted—100,015,411 common shares, as further adjusted— 126,115,411 common shares	647	1,000	1,261
Paid-in capital	532,307	822,981	1,061,423
Due from shareholders	(287,876)	—	—
Deficit accumulated during the development stage	(2,738)	(1,791)	(1,791)

Total Shareholders’ equity(2)	242,367	822,190	1,060,893

Total capitalization	$242,367	$822,190	$1,060,893

(1)	Excludes obligations that we may incur under the Proposed Senior Secured Credit Facility that we may enter into.
(2)	Does not give effect to (i) 1,441,276 common shares that are issuable to SSH as payment, in part, for its services under the Administrative Services Agreement in connection with the delivery of vessels in our Initial Fleet, (ii) the remaining 707,021 common shares issuable under our Equity Incentive Plan, and (iii) includes 2,775,000 restricted shares that were issued prior to the period ended September 30, 2013 and excludes 1,380,000 restricted shares that were issued after the period ended September 30, 2013.

DILUTION

As of September 30, 2013, giving effect to the proceeds of the September 2013 Private Placement and the October 2013 Private Placement, we had adjusted net tangible book value of $822.2 million, or $8.22 per share. After giving effect to the sale of 26,100,000 common shares in this offering at an assumed initial offering price of $9.90 per share (the closing price of our common shares on the Norwegian OTC List on December 6, 2013 based upon the Bloomberg Composite Rate of NOK6.16465 per $1.00 in effect on that date), deducting the estimated underwriting discounts and commissions and estimated offering expenses, and assuming that the underwriters’ over-allotment option is not exercised, the pro forma adjusted net tangible book value as of September 30, 2013 would have been $1,060.9 million, or $8.41 per share. This represents an immediate accretion in net tangible book value of $0.19 per share to existing shareholders and an immediate dilution of net tangible book value of $1.49 per share to new investors. The following table illustrates the pro forma per share accretion and dilution as of September 30, 2013:

Assumed initial public offering price per share	$9.90
Net tangible book value per share(1)	$8.22
Increase in net tangible book value per share attributable to new investors in this offering	$0.19
Pro forma adjusted net tangible book value per share after giving effect to this offering	$8.41
Dilution per share to new investors	$1.49

(1)	Includes 2,775,000 restricted shares that were issued prior to the period ended September 30, 2013 and excludes 1,380,000 restricted shares that were issued after the period ended September 30, 2013.

Net tangible book value per common share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of common shares outstanding. Dilution or accretion is the amount by which the offering price paid by the purchasers of our common shares in this offering will differ from the net tangible book value per common share after the offering. Dilution per share to new investors would be $1.46 if the underwriters exercised their over-allotment option in full.

The following table summarizes, on a pro forma adjusted basis as of September 30, 2013, the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing holders of common shares and by you in this offering.

	Pro Forma Shares Outstanding		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
	(Expressed in millions of U.S. dollars, except percentages, shares and per share data)
Existing investors(1)	100,015,411	79%	$824.0	76%	$8.47
New investors	26,100,000	21%	258.4	24%	9.90

Total	126,115,411	100%	$1,082.4	100%	$8.81

(1)	Includes 2,775,000 restricted shares that were issued prior to the period ended September 30, 2013 and excludes 1,380,000 restricted shares that were issued after the period ended September 30, 2013.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, all of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common shares to drop significantly, even if our business is doing well. In addition, we have agreed to register for resale upon the request of the holder up to 10,863,500 of our common shares purchased in one of the Equity Private Placements within 30 days of the earlier of the closing of this offering and the commencement of the Exchange Offer.

After this offering, we will have outstanding 127,495,411 common shares, excluding shares issuable to SSH pursuant to the administrative services agreement. This includes the 26,100,000 shares we are selling in this offering, which may be resold in the public market immediately. The remaining 79.5%, or 101,395,411 shares, of our total outstanding shares will become available for resale in the public market as shown in the chart below.

As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

Number of shares / % of total outstanding	Date of availability for resale into public market
5,330,000/ 4.2%	180 days after the date of this prospectus due to an agreement these shareholders have with the underwriters. However, the underwriters can waive this restriction and allow these shareholders to sell their shares at any time subject to the limitations imposed by the U.S. securities laws applicable to our affiliates of which, 4,080,000 common shares are restricted shares subject to applicable vesting schedules.

96,065,411/ 75.3%	Following the completion of the Exchange Offer, which will be completed 56 days following the closing of this offering, up to an additional 96,065,411 common shares that were sold in the Equity Private Placements may be available for trading in the U.S. markets. These shares include up to 10,803,500 common shares we have agreed to register upon the request of the holder. See “Description of Capital Stock—Registration Rights.” Any common shares held by persons other than affiliates of the Company for at least six months will become transferable under Rule 144 beginning 90 days following the pricing of this offering.